October 5, 2021

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Attn:	Rebekah Lindsey, Senior Staff Accountant
Christine Dietz, Accounting Branch Chief
Mitchell Austin, Staff Attorney
Jan Woo, Legal Branch Chief

Re:	ION Acquisition Corp 2 Ltd.
Registration Statement on Form S-4
Filed August 5, 2021
File No. 333-258472
Dear Mr. Austin:
On behalf of our client, ION Acquisition Corp 2 Ltd., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on August 5, 2021 (the “Registration Statement”), contained in the Staff’s letter dated September 3, 2021 (the “Comment Letter”).
The Company has filed via EDGAR its Amendment No. 1 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.
Form S-4 filed August 5, 2021 Cover Page
1.You disclose that ION will purchase up to $163 million of shares from Innovid stockholders in secondary sale transactions. Please clarify how the

United States Securities and Exchange Commission
October 5, 2021
purchase price of these shares will be determined and revise to clearly describe the effects of these secondary sale transactions on ION's public shareholders and the post-combination company. Please tell us the business purpose for this transaction.

Response:
The Company respectfully acknowledges the Staff's comment and has revised pages II, VI, 7 and 15 in response to the Staff’s comment. The Company further advises the Staff that the primary purpose of the secondary sale transaction is to provide near-term liquidity to existing Innovid equity holders in connection with the transaction. The Company has revised disclosure throughout the Registration Statement to reflect the maximum potential amount of any Secondary Sale Amount. The Company further confirms to the Staff that the actual amount of shares subject to purchase in secondary sale transactions at each redemption level will be determined and disclosed prior to any request for effectiveness of the Registration Statement.
Questions and Answers for Shareholders of ION, page 12

2.You disclose that the Sponsor and certain other members of the ION board, which own in the aggregate approximately 20% of ION's of issued and outstanding ION shares, have agreed to vote their shares in favor of all the proposals being presented at the extraordinary general meeting. Furthermore, we note that the business combination proposal only requires the affirmative vote of the holders of a majority of the ION shares that are present and voted at the meeting. Please disclose both the percentage of remaining shares needed to vote for the business combination proposal if: (i) all of ION's outstanding shares voted; and (ii) only a quorum of ION's shares are present.

Response:
The Company respectfully acknowledges the Staff's comment and has revised pages 25, 34, 36 and 39 in response to the Staff's comment.
The Business Combination Proposal, page 95

3.Please revise the diagrams on page 96 to clearly identify ownership percentages of the different security holder groups under both no and maximum redemption scenarios.

Response:

United States Securities and Exchange Commission
October 5, 2021
The Company respectfully acknowledges the Staff's comment and has revised page 100 to reflect the percentage ownership attributable to the different security holder groups under both no and maximum redemption scenarios. As described in Registration Statement, the "maximum" redemption scenario represents the maximum amount of redemptions that may occur but which would still provide for the satisfaction of the Available Cash Condition.
Related Agreements
Innovid Equity Holders Support Agreements, page 111

4.You state here that one of the Innovid Equity Holders Support Agreements provides for additional rights. Please identify this Innovid stockholder.

Response:
The Company respectfully acknowledges the Staff's comment and has revised page 115 to identify the relevant Innovid Stockholder.
Unaudited Pro Forma Condensed Combined Financial Information, page 174

5.We note your pro forma financial statements have been prepared assuming 14.4 million Public Shares will be redeemed; however, it appears that 20.8 million shares are subject to redemption. Please revise here and throughout the filing to clarify specifically whether you have additional financing available to ensure you will meet the cash requirements of the Merger or confirm whether the Merger will not be consummated if more of ION's shareholders opt to redeem their shares. Also, to the extent necessary, revise to provide additional pro forma information that gives effect to additional redemptions and financing. Refer to Article 11-02(a)(10) of Regulation S-X.

Response:
The Company respectfully acknowledges the Staff's comment and submits that, in accordance with the guidance set forth in Article 11-02(a)(10) of Regulation S-X, the Company has revised its disclosure on pages 179, 180 and pages 181 through 188 of the Registration Statement to also include the impact of a "full redemption scenario". Under this scenario, all 25.3 million of outstanding public shares eligible for redemption will be considered to be redeemed and the Available Cash Condition will not be met. If this were to occur, the Company would expect that Innovid would waive the minimum cash condition to accommodate such redemptions. This possibility has been disclosed in the notes to the unaudited condensed pro forma consolidated financial information on page 179 of the Registration Statement.

United States Securities and Exchange Commission
October 5, 2021
6.You disclose that in the case of no redemptions, the unaudited pro forma condensed combined financial information assumes $200,000,000 of Available Cash is retained by Innovid Corp. following the Transaction; however, such amount may be reduced at the discretion of the Innovid Board. Please explain the circumstances under which this amount may be reduced, including the maximum reduction that may be made. Further, please revise footnotes (h) and (k) to present the effect of a reduction of this amount on your pro forma presentation, if appropriate.

Response:
The Company respectfully acknowledges the Staff's comment and advises the Staff that it has revised pages II, VI, 7, 15 and 180 to reflect $150,000,000 of Available Cash being retained by Innovid Corp. following the Transaction in the "No Redemptions" scenario. The Company further advises the Staff that $150,000,000 represents the minimum amount of Available Cash to be retained by Innovid Corp. following the consummation of the secondary sale transactions. As disclosed on pages II, VI, 7, 15, 40 and 180 such amount may be increased at the discretion of the board up to $200,000,000.
7.Your presentation appears to assume that your preferred shares convert into common shares in the merger however; disclosure in your financial statement footnote indicates that at least some of these shares are redeemable in certain liquidity events. Please tell us whether the merger is a qualifying liquidity event. If so, revise to explain the basis for your assumption that preferred shares convert to common in this transaction.

Response:
The Company respectfully acknowledges the Staff's comment and advises the Staff that the merger is not a qualifying liquidity event.
8.We note that adjustment (h) reflects the repurchase of $163 million of shares in the Secondary Sale Transaction; however, there is no adjustment to common stock for the par value of the shares assumed to be repurchased. Please explain or revise.

Response:
The Company respectfully acknowledges the Staff's comment and has revised page 187 to clarify relevant disclosure to reflect the adjustment to common stock for the par value of the shares assumed to be repurchased.

United States Securities and Exchange Commission
October 5, 2021

Unaudited Pro Forma Condensed Combined Statement of Operations For the Year Ended December 31, 2020, page 180

9.Please revise to reflect any transaction costs that will be expensed as a non-recurring item in the pro forma statement of operations for the year ended December 31, 2020. Refer to Rule 11-02(a)(6) of Regulation S-X.

Response:
The Company respectfully acknowledges the Staff's comment and has revised page 188 to clarify relevant disclosure.
Description of ION's and the Company's Securities
Capital Stock of the Company after the Business Combination Exclusive Forum, page 208
10.Please ensure your disclosures here and in the risk factor on page 51 are consistent with the provision in the proposed certificate of incorporation. In this regard, we note that the provision in the proposed certificate of incorporation clarifies that it will not apply to Exchange Act claims and also provides that the U.S. federal district courts shall serve as the exclusive forum for Securities Act claims. Additionally, please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:
The Company respectfully acknowledges the Staff's comment and has revised pages 53, 54 and 213 to clarify relevant disclosure.
Information About Innovid, page 218

11.You identify Anheuser-Busch InBev, Kellogg's, Mercedes-Benz and Volvo as Innovid clients. Please revise to disclose the criteria used to select these clients for use in your filing and clarify whether each meets Innovid's definition of "core client" (i.e., an advertiser that generates at least $100,000 of annual revenue).

Response:

United States Securities and Exchange Commission
October 5, 2021
The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 223, 234 and 242 of the Registration Statement to note that these clients represent key verticals served by Innovid. The Company further advises the Staff that these clients were selected in part because Innovid is permitted to disclose such client names under relevant commercial agreements.
12.You state here that Innovid serves customers globally through a delivery footprint covering over 70 countries, including the United States, United Kingdom, Mexico, Argentina, Colombia, Israel, Singapore, Japan and Australia. Please revise to disclose the percentage of revenue generated from customers outside of the United States.

Response:
The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 224 and 243 to disclose the percentage of revenue generated by customers outside of the United States.
13.You state that connected TV accounted for 40% of all video impressions served by Innovid, up from 31% in 2019. Please revise to disclose the environments that accounted for the other video impressions served by Innovid and the percentage, if material, accounted for by each environment. Disclose this information for each period presented in your financial statements.

Response:
The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 242 to disclose the percentage of video impressions accounted for by other environments.
Partnerships and Integrations, page 227

14.You describe Innovid's relationship with a variety of third parties throughout the filing. For example, we note your disclosure that Innovid is the exclusive third-party ad server for NBCU's Peacock. To the extent any of these partnerships are material to Innovid's business, please summarize any material agreements with these third parties and tell us what consideration you have given to filing these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response:
The Company respectfully acknowledges the Staff's comment and advises the Staff that none of its individual exclusive third-party relationships are material to Innovid's business.

United States Securities and Exchange Commission
October 5, 2021
Customers, page 229

15.You state here that no single advertiser accounted for more than 13% of your revenue in 2019 or 2020. Disclosure on page F-68 states that no customer accounted for more than 11% of your revenue in 2019 and 2020. Please revise to reconcile these disclosures.

Response:
The Company respectfully acknowledges the Staff's comment and advises the Staff that Innovid refers to advertisers and core clients based on brand identity, such as Anheuser-Busch InBev, Kellog's, Mercedes-Benz, Volvo and others. We define a core client as an advertiser that generates at least $100,000 of annual revenue. Advertisers can engage Innovid through third party agencies and publishers that pay Innovid directly or alternatively contract directly with Innovid. As a result, revenue generated by a single advertiser may be divided among multiple direct customers. The Company has revised the disclosure on pages 56, 64, 224 and 243 to clarify relevant disclosure.
Management's Discussion and Analysis of Financial Condition and Results of Operations of Innovid
Results of Operations, page 241

16.Given your focus on acquiring new customers, please separately quantify the growth in revenue from existing customers and new customers for all periods presented. Also, to better illustrate the impact of pricing and volume changes on your revenue, revise to provide the total number of impressions delivered during the reported periods, the average cost per impression or percentage changes in each. If material, disclose the reasons for trends in these factors during the reported periods. Refer to Section III.B of SEC Release No. 33-8350.

Response:
The Company has revised pages 246 and 248 in response to the Staff’s comment to reflect the impact of volume growth on its revenue growth. The revenue growth in the reported period is driven primarily by growth in ad impressions delivered on our platform for both existing and new clients. There was no meaningful impact of changes in average cost per impression on total revenue. In addition, the Company advises the Staff that it primarily measures the performance of its business by reviewing the overall impressions on its platform. Increased impression volume from both new and existing customers drive revenue and Innovid does not believe that revenue growth attributable to new customers would provide meaning insight into the Company's results of operations on a comparative period basis.

United States Securities and Exchange Commission
October 5, 2021
Key Metrics and Non-GAAP Financial Measures, page 249

17.Please tell us whether you consider the number of core clients, impressions volume, cost per impression and net revenue retention to be key metrics that management uses to manage the business. If so, please tell us your consideration of disclosing these measures for each of the periods presented. If not, please tell us the metrics that management uses to monitor or evaluate the key factors that affect your performance and your consideration of disclosing such metrics. Refer to SEC Release No. 33-10751.

Response:
The Company respectfully acknowledges the Staff's comment and advises the Staff that the Company considers revenue, net income, adjusted EBITDA and adjusted EBITDA margin to be the most important metrics / measures on which the Company’s executives focus in evaluating the financial condition and operating performance of the Company.
Management considered other operating metrics but determined that they are not key to their internal business evaluation of Innovid's performance. If any additional metric becomes a material metric, in the view of management, Innovid will reassess whether any such metrics should be discussed in its future filings or given increased prominence as a key metric.
Annex A - Merger Agreement, page A-1

18.The merger agreement identifies a number of exhibits to the merger agreement, including the company stockholder support agreement. Please revise to include this and any other material exhibit to the merger agreement within the filing.

Response:
The Company respectfully acknowledges the Staff's comment and has revised the exhibits to the Registration Statement to include all material exhibits to the merger agreement. The Allocation Schedule and Option Conversion Schedule, which are attached as Exhibits G and N to the merger agreement, respectively, have been omitted in reliance on Item 601(a)(5) of Regulation S-K. The Registrant hereby agrees to furnish supplementally a copy of any omitted item to the Staff upon request.
Innovid, Inc. - Unaudited Financial Statements
Condensed Consolidated Statements of Cash Flows, page F-38

United States Securities and Exchange Commission
October 5, 2021
19.For the three months ended March 31, 2021, please explain why net cash provided by financing activities is less than the only line item presented as a financing cash flow or revise.

Response:
The Company respectfully acknowledges the Staff's comment and has addressed this comment in the revised interim financial disclosure for the six months ended June 30, 2021.
Innovid, Inc. - Audited Financial Statements
Note 2: Summary of Significant Accounting Policies (q) Revenue recognition, page F-69
20.Please disclose the typical billing and payment terms under your contracts and how any differences in timing of revenue recognition and invoicing your customers impacts any contract assets recorded. Refer to ASC 606-10-50-9. Please also disclose the typical duration of your contracts and whether there are any cancellation provisions.

Response:
The Company respectfully acknowledges the Staff's comment and has revised pages 261 and F-46 and F-65 to clarify relevant disclosure.
General

21.On page 120 and elsewhere you describe certain benefits of ION's Sponsor, directors and officers, including the current value of ION securities held by these persons. Please revise to ensure you also include the current value of loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates, directors and officers are awaiting reimbursement.

Response:
The Company respectfully acknowledges the Staff's comment and has revised pages 38, 47 and 126 to clarify relevant disclosure.
22.Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

United States Securities and Exchange Commission
October 5, 2021

Response:
The Company respectfully acknowledges the Staff's comment and has revised pages III, 13, 25, 26, 38, 47, 92 and 126 to clarify relevant disclosure.
23.On page 199 and elsewhere you describe the Public Warrants and Private Placement Warrants, including material differences between the two. While we note your discussion of when ION may redeem the public warrants, please revise to clarify whether recent Class A ordinary share trading prices have exceeded the threshold that would allow ION to redeem the Public Warrants. Additionally, while we note that notice of redemption is required to be sent, please revise to clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response:
The Company respectfully acknowledges the Staff's comment and has revised pages 86, 205 and 206 to clarify relevant disclosure.
24.It appears that your Sponsor's beneficial ownership presentation will assume that no Private Placement Warrants are exercised. Please revise here or elsewhere to disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response:
The Company respectfully acknowledges the Staff's comment and has revised page 218 to clarify relevant disclosure.
25.While we note disclosure stating the Sponsor and ION’s directors and officers may have interests that are different, or in addition to (and may conflict with), the interests of ION’s shareholders, we did not locate a specific discussion of conflicts of interests. To the extent there are conflicts of interests, please revise to include a conflicts of interest discussion that highlights all material interests in the transaction held by the Sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

United States Securities and Exchange Commission
October 5, 2021
Response:
The Company respectfully acknowledges the Staff's comment and has revised pages 38, 45, 46, 47 and 126 to clarify relevant disclosure.
26.Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response:
The Company respectfully acknowledges the Staff's comment and has revised page 21 to clarify relevant disclosure.
27.We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response:
The Company respectfully acknowledges the Staff's comment and has revised pages VII, XV, 18, 92 and 96 to clarify relevant disclosure.
28.Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response:
The Company respectfully acknowledges the Staff's comment and has revised pages 55 and 56 to clarify relevant disclosure.
29.Please clarify whether shareholders who redeem their Class A ordinary shares will be able to retain their warrants. To the extent they will be able to retain their warrants, please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

United States Securities and Exchange Commission
October 5, 2021
Response:
The Company respectfully acknowledges the Staff's comment and has revised page 19 to clarify relevant disclosure.
30.It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response:
The Company respectfully acknowledges the Staff's comment and has revised page 21 to clarify relevant disclosure.
31.We note that you have entered into subscription agreements with certain PIPE investors. Please revise to disclose if the SPAC’s Sponsor, directors, officers or their affiliates will participate in the PIPE.

Response:
The Company respectfully acknowledges the Staff's comment and has revised pages II, VI, 15 and 43 to clarify relevant disclosure.
* * *

United States Securities and Exchange Commission
October 5, 2021
Please do not hesitate to contact Jason Rocha at (713)-496-9732 of White & Case LLP with any questions or comments regarding this letter.
Sincerely,
/s/White & Case LLP
White & Case LLP
cc:    Gilad Shany, ION Acquisition Corp 2 Ltd.